PRICING SUPPLEMENT NO. AIG-FP-45	FILED PURSUANT TO RULE 424(b)(2)
DATED DECEMBER 11, 2007	REGISTRATION NOS. 333-106040; 333-143992
TO PROSPECTUS DATED JULY 13, 2007
AND PROSPECTUS SUPPLEMENT DATED JULY 13, 2007

AMERICAN INTERNATIONAL GROUP, INC.
MEDIUM-TERM NOTES, SERIES AIG-FP,
CALLABLE CMS CURVE NOTES DUE DECEMBER 14, 2022

Issuer: American International Group, Inc. (Series AIG-FP)	Offering: Callable CMS Curve Notes Due December 14, 2022

Form: Medium-Term Notes registered with the Securities and Exchange Commission	Sole Underwriter: Citigroup Global Markets Inc. (“CGMI”)

Ranking: Senior, unsecured indebtedness	Issue Date: December 14, 2007

Principal Amount: U.S.$15,000,000	Stated Maturity Date: December 14, 2022

Agents’ Discount or Commission: U.S.$10.00 for each U.S.$1,000 principal amount of the notes sold by a Smith Barney Financial Advisor*	Principal Protection: 100% on the Maturity Date

Net Proceeds to Issuer: U.S.$14,850,000	Issuer Ratings: The long-term unsecured, unsubordinated debt obligations of American International Group, Inc. are rated “AA” by S&P and “Aa2” by Moody’s.

Interest Payment Dates: Quarterly, on each March	Interest Rate:
14, June 14, September 14 and December 14, commencing on March 14, 2008 and ending on the Maturity Date (whether the Stated Maturity Date or an earlier Redemption Date), subject to adjustment using the Modified Following Business Day Payment Convention.
For each Interest Accrual Period, the interest rate per annum shall be determined as follows:

               9.00% per annum times N/M;

in each case, where “N” is the total number of calendar days in the applicable Interest Accrual Period that the Reference Rate is greater than or equal to 0.20%; and “M” is the total number of calendar days in the applicable Interest Accrual Period.

For the purpose of calculating the value of “N”, for each calendar day in an Interest Accrual Period that is not a U.S. Government Securities Business Day, the Reference Rate will revert to the setting on the previous U.S. Government Securities Business Day, subject to the provisions set out under “Reference Rate Cut-Off” below.

Period End Dates: Quarterly, on each March 14, June 14, September 14 and December 14, commencing on March 14, 2008 and ending on the Maturity Date, not subject to adjustment, whether or not such dates are Business Days or U.S. Government Securities Business Days.
Interest Accrual Periods: The quarterly period from and including the Issue Date (in the case of the first Interest Accrual Period) or previous Period End Date, as applicable, to but excluding the next Period End Date. Interest shall cease to accrue upon payment of principal on the notes on the Maturity Date (whether the Stated Maturity Date or an earlier Redemption Date).

Reference Rate: An amount equal to 30CMS minus 2CMS, where (i) “30CMS” is the USD 30-year Constant Maturity Swap rate, as published by the Federal Reserve Board in the Federal Reserve Statistical Release H.15 and reported on Reuters ISDAFIX1 or any successor page thereto at 11:00 a.m. New York time, and (ii) “2CMS” is the USD 2-year Constant Maturity Swap rate, as published by the Federal Reserve Board in the Federal Reserve Statistical Release H.15 and reported on Reuters ISDAFIX1 or any successor page thereto at 11:00 a.m. New York time. If either of 2CMS or 30CMS does not appear on Reuters Screen ISDAFIX1 on any date, such rate for such date shall be determined as if the parties had specified “USD-CMS-Reference Banks” (as defined below) as the rate (or rates) that does not appear on Reuters Screen ISDAFIX1.

Reference Rate Cut-Off: For each calendar day in an Interest Accrual period starting on, and including, the fourth calendar day prior to the Period End Date for such Interest Accrual Period and ending on and excluding such Period End Date, the Reference Rate will be equal to the Reference Rate determined on the U.S. Government Securities Business Day immediately prior to such fourth calendar day.

Form: ☑ Book Entry ☐ Certificated	CUSIP No.: 02687QCP1

Specified Currency (If other than U.S. dollars): N/A	Authorized Denominations: U.S.$1,000 and integral multiples of U.S.$1,000 in excess thereof.

* CGMI may allow commissions to other agents and financial advisors in connection with certain sales of notes. See “General Information”
  below.
The notes are being placed through or purchased by the Agents listed below:

Agent	Principal Amount
Citigroup Global Markets Inc.	U.S.$15,000,000	Capacity:	☐ Agent	☑ Principal

If as Agent:	The notes are being offered at a fixed initial public offering price of % of principal amount.
If as Principal:	☐ The notes are being offered at varying prices related to prevailing market prices at the time of resale.
☑ The notes are being offered at a fixed initial public offering price of 100% of principal amount.
Redemption at Option of Issuer:
The notes will be redeemable, in whole only, at the option of the Issuer, upon written notice of a minimum of five (5) Business Days, at 100% of the Principal Amount, on June 14, 2008 and on each Interest Payment Date thereafter to and including September 14, 2022 (such date, the “Redemption Date”).
Events of Default and Acceleration:
In case an Event of Default with respect to any of the notes has occurred and is continuing, the amount payable to a holder of a note upon any acceleration permitted by the notes, will be equal to the amount payable on that note calculated as though the date of acceleration were the Maturity Date of the notes.
In case of default in payment of the notes, whether at the Stated Maturity Date, upon redemption, or upon acceleration, from and after that date the notes will bear interest, payable upon demand of their holders, at the rate equal to the interest rate applicable to the Interest Accrual Period or portion thereof as of the date on which the default occurs, to the extent that payment of interest is legally enforceable on the unpaid amount due and payable on that date in accordance with the terms of the Notes to the date payment of that amount has been made or duly provided for.

Other Provisions:

“Modified Following Business Day Convention”
Means the convention for adjusting any relevant date if it would otherwise fall on a day that is not a Business Day. When used in conjunction with a date, this convention shall mean that an adjustment will be made such that if that date would otherwise fall on a day that is not a Business Day, that date as adjusted will be the first following day that is a Business Day, unless the proposed adjusted date would fall in the next calendar month, in which case the adjusted date will be the first preceding day that is a Business Day.

“Business Day”	Means any day other than a day that (i) is a Saturday or Sunday, (ii) is a day on which banking institutions generally in the City of New York and the City of London are authorized or obligated by law, regulation or executive order to close or (iii) is a day on which transactions in dollars are not conducted in the City of New York and transactions in pounds are not conducted in the City of London.

“U.S. Government Securities Business Day”
Means any day except for Saturday, Sunday, or a day on which The Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

“USD-CMS-Reference Banks”	An interest rate determined on the basis of the mid-market semi-annual swap rate quotations provided by the principal New York City office of each of five leading swap dealers in the New York interbank market (the “Reference Banks”) at approximately 11:00 a.m., New York City time on the applicable date; and for this purpose, the semi-annual swap rate means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on a 30/360 day count basis, of a fixed-for-floating U.S. dollar interest rate swap transaction with a term equal to, in the case of 2CMS, 2 years, and in the case of 30CMS, 30 years, commencing on the applicable date and in a representative amount for USD 2-year and USD 30-year CMS swap transactions, as applicable, with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an actual/360 day count basis, is equivalent to USD-LIBOR-BBA with a designated maturity of three months. The Calculation Agent will request the Reference Banks to provide a quotation of its rate. If at least three quotations are provided, the rate for the applicable date will be the arithmetic mean of the quotations, eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest). If two quotations are provided, the rate for the applicable date will be the arithmetic mean of the two quotations. If one quotation is provided, the rate for the applicable date will be that single quotation provided. If no quotations are provided, the rate for the applicable date will be determined by the Calculation Agent in good faith and in a commercially reasonable manner.

“Maturity Date”	The earlier of the Stated Maturity Date or the Redemption Date.

Day Count Convention:	30/360

Calculation Agent:	AIG Financial Products Corp. (“AIG-FP”)

Examples of Calculation of Interest Rate:
The applicable Interest Rate for each quarterly Interest Accrual Period will be determined on a per-annum basis but will apply only to that Interest Accrual Period.
Example 1: Assuming the Reference Rate is greater than or equal to 0.20% on every calendar day during an Interest Accrual Period in which there are 92 days, then on the applicable Interest Payment Date, the Interest Rate per annum for that Interest Accrual Period would be 9.00% calculated as follows: 9.00% times 92/92 = 9.00%. The interest payable on U.S.$1,000 principal amount of notes for this quarterly Interest Accrual Period would be U.S.$22.50 calculated as follows: U.S.$1,000 times 9.00%, divided by 4 = U.S.$22.50.
Example 2: Assuming the Reference Rate is less than 0.20% on every calendar day during an Interest Accrual Period in which there are 92 days, then on the applicable Interest Payment Date, the Interest Rate per annum for that Interest Accrual Period would be 0.00% calculated as follows: 9.00% times 0/92 = 0.00%. No interest would be payable for this quarterly Interest Accrual Period.
Example 3: Assuming the Reference Rate is greater than or equal to 0.20% on 50 calendar days during an Interest Accrual Period in which there are 92 days, then on the applicable Interest Payment Date, the Interest Rate per annum for that Interest Accrual Period would be 4.89130% calculated as follows: 9.00% times 50/92 = 4.89130%. The interest payable on U.S.$1,000 principal amount of notes for this quarterly Interest Accrual Period would be U.S.$12.23 calculated as follows: U.S.$1,000 times 4.89130%, divided by 4 = U.S.$12.23.
RISK FACTORS
Investing in the notes involves a number of significant risks not associated with similar investments in a conventional debt security, including, but not limited to, fluctuations in the USD 30-year Constant Maturity Swap (“CMS”) Rate and the USD 2-year CMS Rate, and other events that are difficult to predict and beyond AIG’s control. Accordingly, prospective investors should consult their financial and legal advisors as to the risks entailed by an investment in the notes and the suitability of the notes in light of their particular circumstances.
Historical performance of the spread between the USD 30-year CMS Rate and the USD 2-year CMS Rate should not be taken as an indication of the future performance of the USD 30-year CMS Rate and the USD 2-year CMS Rate during the term of the notes.
It is impossible to predict whether the Reference Rate will increase or decrease. The Reference Rate will be influenced by complex and interrelated political, economic, financial and other factors; therefore, the historical spread between the USD 30-year CMS Rate and the USD 2-year CMS Rate should not be taken as an indication of the future performance of the spread between these two rates during the term of the notes.
Factors that may affect the level of the USD 30-year CMS Rate and the USD 2-year CMS Rate and the Reference Rate include monetary policy, interest rate volatility, interest rate levels and the inflation rate.
Please note that historical trends are not indicative of future behavior of the USD 30-year CMS Rate, the USD 2-year CMS Rate and the spread between these two rates.
Any decline in our credit ratings may affect the market value of your notes.
Our credit ratings are an assessment of our ability to pay our obligations, including our obligations under the notes. Consequently, actual or anticipated declines in our credit ratings may affect the market price of your notes.
The market value of the notes may be influenced by unpredictable factors.
The market value of your notes may fluctuate between the date you purchase them and the Maturity Date. Several factors, many of which are beyond our control, will influence the market value of the notes. We expect that generally the USD 30-year CMS Rate and the USD 2-year CMS Rate on any day and expectations relating to the future level of the USD 30-year CMS Rate and the USD 2-year CMS Rate will affect the market value of the notes more than any other single factor. Other factors that may influence the market value of the notes include:

•	supply and demand for the notes, including inventory positions held by any market maker;

•	economic, financial, military, political and regulatory or judicial events that affect financial markets generally; interest rates in the market generally;

•	rates in the market generally;

•	the time remaining to maturity;

•	our right to redeem the notes; and

•	our creditworthiness.
Market factors may influence whether we exercise our right to redeem the notes prior to their scheduled maturity.
It is more likely that we will redeem the notes prior to their Stated Maturity Date to the extent that the Reference Rate increases and results in an amount of interest in respect of the notes greater than that for instruments of a comparable maturity and credit rating trading in the market. If we redeem the notes prior to their Stated Maturity Date, you may be unable to invest in securities with similar risk and yield as the notes and replacement investments may be more expensive than your investment in the notes. Your ability to realize market value appreciation and any interest is limited by our right to redeem the notes prior to their scheduled maturity.
There may not be an active trading market in the notes and sales prior to maturity may result in losses.
There may be little or no secondary market for the notes. We do not intend to list the notes on any stock exchange or automated quotation system, and it is not possible to predict whether a secondary market will develop for the notes. Even if a secondary market for the notes develops, it may not provide significant liquidity or result in trading of notes at prices advantageous to you. Sales in the secondary market may result in significant losses. The Agent currently intends to act as market maker for the notes, but it is not required to do so, and may stop doing so at any time. We expect there will be little or no liquidity in the notes. The prices that may be offered in the secondary market for the notes will be discounted to reflect hedging and other costs and, among other things, changes of and volatility in interest rates in the market.
Trading by certain of our affiliates or by CGMI and its affiliates in the U.S. Dollar swap rate market may impair the value of the notes.
Certain of our affiliates, including our subsidiary AIG-FP, and CGMI and certain of its affiliates, are active participants in the U.S. Dollar swap rate market as dealers, proprietary traders and agents for our customers, and therefore at any given time may be a party to one or more transactions related to the USD 30-year CMS Rate or the USD 2-year CMS Rate. In addition, we, CGMI or one or more of our respective affiliates may hedge our exposure under the notes by entering into various transactions. Any of those parties may adjust these hedges at any time and from time to time. Trading and hedging activities or other financial activity by us, CGMI or our respective affiliates may have a material adverse effect on the spread between the USD 30-year CMS Rate and the USD 2-year CMS Rate and make it less likely that you will receive a return on your investment in the notes. It is possible that we, CGMI or our respective affiliates could receive significant returns from these hedging activities while the value of or amounts payable under the notes may decline.
There may be conflicts of interest between you and CGMI.
As noted above, CGMI and its affiliates expect to engage in trading activities related to the notes. These trading activities may present a conflict between your interest in your notes and the interests of CGMI and its affiliates in their proprietary accounts, in facilitating transactions including block trades for their customers, and in accounts under their management. These trading activities could be adverse to your interests as a beneficial owner of the notes.
We may have conflicts of interests arising from our relationship with the Calculation Agent.

AIG-FP, our subsidiary, in its capacity as Calculation Agent for the notes, is under no obligation to take your interests into consideration in determining the Reference Rate, and is only required to act in good faith and in a commercially reasonable manner. Because these determinations by AIG-FP will affect the payment at maturity on the notes, conflicts of interest may arise in connection with its performance of its role as Calculation Agent.
The inclusion of compensation and projected profits from hedging in the original issue price is likely to adversely affect secondary market prices.
Assuming no change in market conditions or any other relevant factors, the price, if any, at which we, any of our affiliates or any market maker are willing to purchase the notes in secondary market transactions will likely be lower, and may be materially lower, than the price at which we sold the notes to the Agent. In addition, any such prices may differ from values determined by pricing models used by us or any of our affiliates or any market maker as a result of dealer discounts, mark-ups or other transactions.
ERISA CONSIDERATIONS
The notes may not be purchased or held by any employee benefit plan or other plan or account that is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) or Section 4975 of the Code (each, a “plan”), or by any entity whose underlying assets include “plan assets” by reason of any plan’s investment in the entity (a “plan asset entity”), unless in each case the purchaser or holder is eligible for exemptive relief from the prohibited transaction rules of ERISA and Section 4975 of the Code under a prohibited transaction class exemption issued by the Department of Labor or another applicable statutory or administrative exemption. Each purchaser or holder of the notes will be deemed to represent that either (1) it is not a plan or plan asset entity and is not purchasing the notes on behalf of or with plan assets or (2) with respect to the purchase and holding, it is eligible for relief under a prohibited transaction class exemption or other applicable statutory or administrative exemption from the prohibited transaction rules of ERISA and Section 4975 of the Code.
Client accounts over which CGMI or its affiliates have investment discretion or otherwise act as fiduciary are not permitted to purchase the notes, either directly or indirectly. This includes employee benefit plans that are subject to ERISA, individual retirement accounts and every other client account over which CGMI or its affiliates have investment discretion or act as fiduciary.
Individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the notes if the account, plan or annuity is for the benefit of an employee of CGMI or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of notes by the account, plan or annuity.
The foregoing supplements the discussion under ERISA Considerations in the base prospectus dated July 13, 2007.
USE OF PROCEEDS
We intend to lend the net proceeds from the sale of the notes to our subsidiary AIG-FP or certain of its subsidiaries for use for general corporate purposes.

HISTORICAL INFORMATION ON CONSTANT MATURITY SWAP RATES
The following graphs set forth the historical spread between the USD 30-Year CMS Rate and the USD 2-year CMS Rate and the levels of each of the USD 30-Year CMS Rate and the USD 2-Year CMS Rate for the years indicated. You should not take the past performance of the spreads between the USD 30-Year CMS Rate and the USD 2-Year CMS Rate as an indication of future spreads.
Source: Bloomberg L.P. (without independent verification)

Source: Bloomberg L.P. (without independent verification)
Source: Bloomberg L.P. (without independent verification)

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES
For the reasons described below, we believe that the notes should be characterized as “variable rate” notes for U.S. federal income tax purposes and we intend to treat the notes as such. For a summary of the material U.S. federal income tax consequences of owning variable rate notes, please see the description under the heading “United States Taxation – United States Holders – Original Issue Discount – Variable Rate Notes” in the accompanying prospectus supplement.
Under the applicable U.S. Treasury Regulations governing original issue discount on debt instruments, a debt instrument is a “variable rate” note if it provides for interest at an “objective rate” (that is, a rate determined using a single interest rate formula based on objective financial or economic information), unless the notes are reasonably expected to provide for significant “front-loading” or “back-loading” of interest. We believe that, although the applicable U.S. Treasury Regulations are not entirely clear, the existence of our option to call the notes should be taken into account in determining whether the notes are reasonably expected to provide for significant “front-loading” or “back-loading” of interest. Taking into account that option, we do not expect there to be significant “front-loading” or “back-loading” of interest payments on the notes, and we therefore believe that the notes should qualify as “variable rate notes.”

You should be aware that our expectations regarding “front-loading” and “back-loading” of interest are only applicable for purposes of determining the tax treatment of your notes. We are not making any representation or prediction regarding the actual amount of interest that may be payable on your note, and we are under no obligation to call, and we are not making any promise or representation that we will call, the notes prior to their Stated Maturity Date.

Alternatively, if the notes were found to have significant “front-loading” or “back-loading of interest”, it is possible that your notes could be characterized as “contingent payment obligations” subject to rules described under the heading “United States Taxation – United States Holders – Original Issue Discount – Notes Subject to the Contingent Payment Obligation Rules” in the accompanying prospectus supplement. In that case, among other differences, as more completely described in the prospectus supplement, United States Holders of the notes that otherwise use the cash receipts and disbursements method of accounting would be required to use an accrual method of accounting in determining their income from ownership of the notes, and gain from a sale, redemption or exchange of the notes would be treated as ordinary income rather than capital gain.
GENERAL INFORMATION
The information in this Pricing Supplement, other than the information regarding the initial public offering price, the net proceeds to the issuer, the identities of the initial purchasers or agents, the information contained in the box on the cover page, the information under “Examples of Calculation of Interest Rate”, “Risk Factors”, “ERISA Considerations” and “Certain U.S. Federal Income Tax Consequences” above, and the following paragraphs in this section “General Information”, will be incorporated by reference into the Global Security representing all the Medium-Term Notes, Series AIG-FP.
We are offering notes on a continuing basis through AIG Financial Securities Corp., ABN AMRO Incorporated, Banca IMI S.p.A., Banc of America Securities LLC, Barclays Capital Inc., Bear, Stearns & Co. Inc., BMO Capital Markets Corp., BNP Paribas Securities Corp., BNY Capital Markets, Inc., Calyon Securities (USA) Inc., Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, Daiwa Securities America Inc., Daiwa Securities SMBC Europe Limited, Deutsche Bank Securities Inc., Goldman, Sachs & Co., Greenwich Capital Markets, Inc., HSBC Securities (USA) Inc., J.P. Morgan Securities Inc., Lehman Brothers Inc., McDonald Investments Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Mitsubishi UFJ Securities International plc, Morgan Stanley & Co. Incorporated, RBC Capital Markets Corporation, Santander Investment Securities Inc., Scotia Capital (USA) Inc., SG Americas Securities, LLC, TD Securities (USA) LLC, UBS Securities LLC, and Wachovia Capital Markets, LLC, as agents, each of which has agreed to use its best efforts to solicit offers to purchase notes. We may also accept offers to purchase notes through other agents, including certain agents that may be affiliates of CGMI. Such affiliates of CGMI shall be vested with all the authority, rights and powers of any other agent, including CGMI. Notwithstanding anything to the contrary, the obligations of each of CGMI and any affiliates of CGMI are several and not joint. In addition, CGMI may allow commissions to other agents and financial advisors (including those financial advisors employed by Smith Barney, a division of CGMI) and these agents and financial advisors may reallow commissions in connection with certain sales of notes. If all the notes are not sold at the initial offering price, CGMI may change the public offering price and other selling terms.

The notes are being offered globally for sale in the United States, Europe, Asia and elsewhere where it is lawful to make such offers. Purchasers of the notes may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase.
This document has not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of the Singapore Statutes (the “Securities and Futures Act”). Accordingly, neither this document nor any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than in circumstances where the registration of a prospectus is not required. Thus, such documents and materials may be circulated or distributed, and the notes may be offered or sold, or be made the subject of such an invitation for subscription or purchase, to the public or any member of the public in Singapore only (1) to an institutional investor or other person falling within section 274 of the Securities and Futures Act, (2) to a “relevant person” (as defined in section 275 of the Securities and Futures Act) or to any person pursuant to section 275(1A) of the Securities and Futures Act and in accordance with the conditions specified in section 275 of the Securities and Futures Act, or (3) pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act. No person receiving a copy of this document may treat the same as constituting any invitation to him/her, unless in the relevant territory such an invitation could be lawfully made to him/her without compliance with any registration or other legal requirements or where such registration or other legal requirements have been satisfied. Each of the following relevant persons specified in Section 275 of the Securities and Futures Act who has subscribed for or purchased notes, namely a person who is:
(a)	a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and of which each beneficiary is an individual who is an accredited investor, should note that securities of that corporation or the beneficiaries’ rights and interest in that trust may not be transferred for six months after that corporation or that trust has acquired the notes under Section 275 of the Securities and Futures Act pursuant to an offer made in reliance on an exemption under Section 275 of the Securities and Futures Act unless:
(i)	the transfer is made only to institutional investors, or relevant persons as defined in Section 275(2) of the Securities and Futures Act, or arises from an offer referred to in Section 275(1A) of the Securities and Futures Act (in the case of a corporation) or in accordance with Section 276(4)(i)(B) of the Act (in the case of a trust);

(ii)	no consideration is or will be given for the transfer; or

(iii)	the transfer is by operation of law.
WARNING TO INVESTORS IN HONG KONG ONLY: The contents of this document have not been reviewed by any regulatory authority in Hong Kong. Investors are advised to exercise caution in relation to the offer. If investors are in any doubt about any of the contents of this document, they should obtain independent professional advice.
CGMI has represented and agreed that this offer of notes is not being made in Hong Kong, by means of any document, other than (1) to persons whose ordinary business it is to buy or sell shares or debentures (whether as principal or agent); (2) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) and any rules made under the SFO; or (3) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong (the “CO”) or which do not constitute an offer to the public within the meaning of the CO.
CGMI has represented and agreed that there is no advertisement, invitation or document relating to the notes, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to the persons or in the circumstances described in the preceding paragraph.
See “Plan of Distribution” in the accompanying prospectus supplement.